December 3, 2015

VIA EDGAR

Jaime G. John

Accounting Branch Chief

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:

New Residential Investment Corp.

Form 10-K for the fiscal year ended December 31, 2014

Filed March 2, 2015

Form 10-Q for the quarterly period ended September 30, 2015

Filed November 5, 2015

File No. 1-35777

Dear Ms. John,

On behalf of New Residential Investment Corp. (the “Company” or “New Residential”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated November 17, 2015 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed on March 2, 2015 (the “2014 10-K”) and Form 10-Q for the quarterly period ended September 30, 2015 filed on November 5, 2015 (the “Q3 Form 10-Q”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Q3 Form 10-Q.

Form 10-Q for the quarterly period ended September 30, 2015

Note 6. Investments in Servicer Advances, page 23

1.	Please describe to us in detail the structure of the servicer advance agreements with Ocwen Financial Corporation that you assumed upon your acquisition of Home Loan Servicing Solutions. Include in your response a discussion of the components of the fee structure.

Response

In response to the Staff’s comment, we hereby provide the following description of the servicer advance agreements with Ocwen Financial Corporation (“Ocwen Financial”) that we assumed upon the acquisition of substantially all of the assets of Home Loan Servicing Solutions, Ltd. (“HLSS”) on April 6, 2015 (the “HLSS Acquisition”).

Ocwen Loan Servicing, LLC (“Ocwen”) is a party to a Master Servicing Rights Purchase Agreement dated as of October 1, 2012 with HLSS Holdings, LLC (“HLSS Holdings”). Ocwen is a subsidiary of Ocwen Financial. The Master Servicing Rights Purchase Agreement is supplemented by ten “Sale Supplements” thereto. The Master Servicing Rights Purchase Agreement, as supplemented by the Sale Supplements, is referred to herein as the “MSRPA.” A subsidiary of the Company acquired 100% of the equity of HLSS Holdings in connection with the HLSS Acquisition. The MSRPA, including all of the Sale Supplements, were executed before the HLSS Acquisition and, except as described herein, such MSRPA has not been amended in any material respect since the HLSS Acquisition.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

December 3, 2015

Ocwen currently services certain mortgage loans pursuant to the terms of the servicing agreements referenced on Schedule I to each of the Sale Supplements (the “Servicing Agreements”). Pursuant to the MSRPA, Ocwen has sold to HLSS Holdings, and HLSS Holdings has purchased or will purchase from Ocwen, among other things:

(i) (a) a portion of the servicing fees payable to Ocwen pursuant to the Servicing Agreements after the related closing date, (b) the right to become the named servicer under the related Servicing Agreements at any time after April 6, 2017, so long as all required consents for a servicing transfer are obtained and (c) the right to certain investment income or “float income” on certain custodial and escrow accounts maintained by Ocwen in connection with the Servicing Agreements (the rights in this clause (i) are collectively referred to herein as the “Rights to MSRs” (as defined in the MSRPA)); and

(ii) the right to be reimbursed or paid, as applicable, for all existing advances with respect to the mortgage loans under the Servicing Agreements and the right to be reimbursed for all advances made by Ocwen with respect to the mortgage loans under the Servicing Agreements after the related Sale Supplement closing date.

Pursuant to the MSRPA, HLSS Holdings is required to purchase all advances made by Ocwen under the Servicing Agreements. The purchase price for such advances is equal to the outstanding balance thereof at the time of purchase.

In addition, under the MSRPA, Ocwen assigned to HLSS the “Excess Servicing Fees” under the Servicing Agreements. HLSS was added as a party to the MSRPA on December 26, 2012, without any change to the fee structure. The “Excess Servicing Fees” are a portion of the servicing fees arising under the Servicing Agreements in a specified amount based upon the related unpaid principal balance of the mortgage loans. In connection with the HLSS Acquisition, HLSS transferred all of its right, title and interest in the “Excess Servicing Fees” to HLSS MSR-EBO Acquisition LLC (“HLSS MSR-EBO”), a wholly-owned subsidiary of the Company.

HLSS Holdings is not the named servicer for any of the mortgage loans and does not service the mortgage loans. Pursuant to the Servicing Agreements, in connection with Ocwen’s obligations as servicer of the mortgage loans, Ocwen collects all payments on the receivables and all servicing fees. HLSS Holdings has no ability to independently collect payments on the receivables or the servicing fees while Ocwen is the named servicer. Rather, HLSS Holdings has the right, subject in each case to limitations in the MSRPA, to become the named servicer under the Servicing Agreements or to cause a third-party to be appointed as the servicer under the MSRPA.

As consideration for the arrangements contemplated by the MSRPA and to incentivize Ocwen to perform its servicing obligations under the Servicing Agreements in a manner beneficial to HLSS Holdings, the MSRPA provides that HLSS Holdings is obligated to pay to Ocwen each month (i) a “Seller Monthly Servicing Fee” equal to 12% of the servicing fees collected each month under the Servicing Agreements and (ii) a “Performance Fee”.

The “Performance Fee” for each month is equal to (i) the amount of the servicing fees collected each month under the Servicing Agreements (net of the Seller Monthly Servicing Fee), minus (ii) the “Retained Servicing Fee” under each Sale Supplement (which is equal to a specified amount of servicing fee collections described in each Sale Supplement (a weighted-average (based on the various sale supplements) of approximately 0.175% of the unpaid principal balance of the mortgage loans serviced in connection with the MSRPA)), minus (iii) the product of (a) the Excess Servicing Advances and (b) the sum of 1-month LIBOR plus 2.75% per annum. “Excess Servicing Advances” is defined as, for any calendar month, the amount, if any, by which the outstanding servicer advances with respect to the related Servicing Agreements as of the last day of such calendar month exceeds an amount equal to (a) the target ratio of servicing advances to unpaid principal balance of the related serviced mortgage loans for such calendar month multiplied by (b) the unpaid principal balance of the related serviced mortgage loans as of the last day of such calendar month.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

December 3, 2015

The MSRPA was in effect at the time of the HLSS Acquisition; however, in connection with the HLSS Acquisition, Ocwen and the Company agreed to certain amendments to the MSRPA, including the following:

•	an extension of the term during which Ocwen is entitled to service the loans for which Rights to MSRs have been sold to HLSS Holdings (along with the associated economic benefits) for two additional years or until April 30, 2020, whichever is earlier, which would depend on the sale date for the applicable Rights to MSRs;

•	the addition of a provision to provide that the parties will commence negotiations in good faith for an extension of the contract term and the servicing fees payable to Ocwen no later than six months prior to the end of the applicable term;

•	a general two year standstill (until April 6, 2017 and subject to certain conditions) on the rights of HLSS Holdings to replace Ocwen as named servicer without cause;

•	that Ocwen will exercise on behalf of HLSS Holdings, but only to the extent directed by HLSS Holdings, on an exclusive and “as is” basis, all economic beneficial rights to the clean-up call rights Ocwen is entitled to pursuant to the Servicing Agreements for a payment upon exercise of 0.50% of the unpaid principal balance of all performing mortgage loans (mortgage loans that are current or thirty days or less delinquent) associated with the applicable clean up-call; and

•	that, in the event there is a downgrade of Ocwen's S&P servicer rating below “Average,” Ocwen must compensate HLSS Holdings for certain increased costs associated with its servicing advance financing facilities, including increased costs of funding, to the extent such costs are the result of such downgrade. The amendment provided that any such compensation, if required, shall not exceed $3.0 million for any calendar month or $36.0 million in the aggregate. Ocwen’s residential mortgage servicer ratings were subsequently downgraded to “Below Average,” and Ocwen is paying amounts pursuant to this amended provision.

Ocwen, HLSS Holdings and certain other parties are parties to various servicer advance financing arrangements pursuant to which HLSS Holdings finances the advances it acquires from Ocwen pursuant to the MSRPA. Certain of these servicer advance financings were in place at the time of the HLSS Acquisition. HLSS Holdings has restructured certain of the servicer advance financing facilities (i) because of an event of default under the HSART master trust financing facility that occurred because of an Ocwen servicer ratings downgrade, (ii) to diversify funding sources and (iii) when possible, to take advantage of better financing terms. Ocwen does not receive any additional consideration from any party pursuant to these servicer advance financing arrangements.

The servicer advance financing facilities are commonly amended, restructured and replaced because the maturities of the notes issued under the servicer advance financing facilities are shorter than the period that the MSRPA will remain in effect and the servicing advances will remain outstanding. The servicer advance financing facilities do not modify the amount of fees that are payable by HLSS Holdings to Ocwen.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

December 3, 2015

2.	Please compare/contrast the key terms in the agreements with Nationstar versus those with Ocwen. Your response should include, but not be limited to, any differences in the base and incentive fee structures in place and how such fees are calculated. Also address whether any modifications have been made to the contracts with Ocwen or whether you intend to make any modifications to these contracts in the future.

Response

In response to the Staff’s comment, we hereby supplementally provide the following comparison of the key terms in the Company’s servicing advance agreements with Nationstar Mortgage LLC (“Nationstar”) versus those with Ocwen. Please note that this response (i) is a summary of the subject arrangements and is qualified by the actual agreements referenced below and (ii) includes the amendments to the Ocwen agreements that Ocwen required at the time of the HLSS Acquisition in exchange for their consent to the HLSS Acquisition (which was required pursuant to the related agreements).

Term / Concept	Nationstar / Advance Purchaser	Ocwen / HLSS
Summary of Transaction

Arrangement pursuant to which Nationstar has sold to Advance Purchaser LLC (“Advance Purchaser”) “Rights to MSRs” (this includes, among other things, (i) certain fees arising under specified non-agency servicing agreements, (ii) the right to become the named servicer under specified non-agency servicing agreements and (iii) all outstanding advance receivables under specified non-agency servicing agreements).

Advance Purchaser is required to purchase from Nationstar all future arising advance receivables under specified non-agency servicing agreements at par.

In addition, Nationstar has sold to certain subsidiaries of New Residential, pursuant to separate transactions that are not reflected in this summary comparison, a portion of the fees characterized as “excess servicing fees.”

Arrangement pursuant to which Ocwen has sold to HLSS Holdings and HLSS MSR-EBO “Rights to MSRs” (this includes, among other things, (i) certain fees arising under specified non-agency servicing agreements (including the “excess” portion thereof), (ii) the right to become the named servicer under specified non-agency servicing agreements and (iii) all outstanding advance receivables under specified non-agency servicing agreements).

HLSS Holdings is required to purchase from Ocwen all future arising advance receivables under specified non-agency servicing agreements at par.

Servicer / Seller	Nationstar.	Ocwen. Ocwen services certain servicing agreements as a subservicer on behalf of at least one other Ocwen-owned licensed servicer (for example, Homeward Residential, Inc.).
Purchaser(s)	Advance Purchaser.

HLSS Holdings – as purchaser of all existing and future advance receivables and the “non-excess” portion of servicing fees.

HLSS MSR-EBO – as purchaser of the excess servicing fee strip under the agreements as well. HLSS MSR-EBO is the assignee of HLSS.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

December 3, 2015

Term / Concept	Nationstar / Advance Purchaser	Ocwen / HLSS
New Residential’s Ownership of Purchaser(s)	An indirect wholly-owned subsidiary of New Residential owns approximately 44.5% of Advance Purchaser and is the managing member of Advance Purchaser.	An indirect wholly-owned subsidiary of New Residential owns 100% of HLSS Holdings and HLSS MSR-EBO.
Primary Documents

Mortgage Servicing Rights Purchase Agreement dated as of December 17, 2013 and various Sale Supplements thereto.

No Master Subservicing Agreement was executed in connection with this transaction but the Mortgage Servicing Rights Purchase Agreement and Sale Supplements contemplate that one could be executed in the future. Any Master Subservicing Agreement would govern the subservicing arrangement between Advance Purchaser and Nationstar if Advance Purchaser were to become the named servicer and engage Nationstar as a subservicer.

Mortgage Servicing Rights Purchase Agreement dated as of October 1, 2012 and various Sale Supplements thereto.

Master Subservicing Agreement dated as of October 1, 2012 and various Subservicing Supplements thereto. The Master Subservicing Agreement would govern the subservicing arrangement between HLSS Holdings and Ocwen if HLSS Holdings were to become the named servicer and engage Ocwen as a subservicer.

Fees Acquired by the Purchaser(s)

Only the “Base Fee” portion of the servicing fee strip (the “Base Fee” is defined in the related Current Excess Servicing Spread Agreement executed by Nationstar and affiliates of New Residential).

Nationstar retains (i) the ancillary income, (ii) a portion of the amount of the fees characterized as “excess servicing fees” under the related Current Excess Servicing Spread Agreement and (iii) all “float” income.

100% of the servicing fee strip (including the “base” and “excess” components) and all “float” income. Ocwen retains all ancillary income.
Commitment of Purchaser to Acquire Advances	Advance Purchaser is required to purchase from Nationstar, at par, 100% of all advances under the related servicing agreements as they arise.	HLSS Holdings is required to purchase from Ocwen, at par, 100% of all advances under the related servicing agreements as they arise.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

December 3, 2015

Term / Concept	Nationstar / Advance Purchaser	Ocwen / HLSS
Right of the Purchaser to Become the Named Servicer

Advance Purchaser has the right to become the named servicer at any time subject to obtaining all required consents and subject to the execution of new excess spread purchase agreements with the related excess MSR Purchasers. In such a situation, unless a Termination Event (as described below) is continuing, Advance Purchaser must engage Nationstar as subservicer and pay Nationstar the “Fees Payable by the Purchaser(s) to the Servicer” described below.

Advance Purchaser also has the right to engage a third-party to become the named servicer and then engage Nationstar as subservicer and pay Nationstar the “Fees Payable by the Purchaser(s) to the Servicer” described below.

HLSS Holdings has the right to become the named servicer at any time after April 6, 2017 subject to obtaining all required consents. In such a situation, unless a Termination Event is continuing, HLSS Holdings must engage Ocwen as subservicer and pay Ocwen the “Fees Payable by the Purchaser(s) to the Servicer” described below.

HLSS Holdings also has the right to engage a third-party to become the named servicer and then engage Ocwen as subservicer and pay Ocwen the “Fees Payable by the Purchaser(s) to the Servicer” described below.

Right of the Purchaser to Transfer the Related MSRs Away From the Servicer

If a “Termination Event” (as defined in the related Sale Supplements) has occurred, Advance Purchaser has the right to direct Nationstar to use commercially reasonable efforts to transfer the Servicing Rights relating to any affected Servicing Agreement to a third party servicer identified by Advance Purchaser.

Advance Purchaser is permitted to keep the proceeds of such a transfer. However, the excess MSR holders would need to consent to such a transfer and obtain the same economic arrangement from the successor servicer.

If a “Termination Event” (as defined in the related Sale Supplements) has occurred, HLSS Holdings has the right to direct Ocwen to use commercially reasonable efforts to transfer the Servicing Rights relating to any affected Servicing Agreement to a third party servicer identified by HLSS Holdings.

HLSS Holdings is permitted to keep the proceeds of such a transfer.

If a Termination Event related to a servicer ratings based downgrade occurs, HLSS Holdings cannot direct Ocwen to transfer servicing with respect to the related servicing agreement as described above unless the related Termination Event is continuing as of April 6, 2017; provided, however, that if HLSS Holdings determines in good faith that a trustee (or other party entitled to terminate) intends to terminate Ocwen as servicer under the related servicing agreement, HLSS Holdings may direct Ocwen to use commercially reasonable efforts to transfer the servicing rights immediately.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

December 3, 2015

Term / Concept	Nationstar / Advance Purchaser	Ocwen / HLSS
Fees Payable by the Purchaser(s) to the Servicer

Advance Purchaser pays to Nationstar a “Seller Monthly Servicing Fee” equal to the “Base Fee Percentage” (approximately 9.28% (as of November 12, 2015) of the related servicing fees collected each month under the applicable servicing agreements) of the related servicing fees (but only those subject to the Advance Purchaser / Nationstar transaction) collected each month.

In exchange for Nationstar’s performance of servicing duties, Advance Purchaser pays Nationstar a performance fee (the “Performance Fee”) in the event that the aggregate cash flows from the advances and the purchased fees generate a 14% return (the “Targeted Return”) on Advance Purchaser’s invested equity.

The amount available to satisfy the Targeted Return is equal to: (i) the amounts from the purchased fees, minus (ii) the Seller Monthly Servicing Fee (“Net Collections”). Advance Purchaser will retain the amount of Net Collections necessary to achieve the Targeted Return. Amounts in excess of the Targeted Return will be used to pay the Performance Fee.

The Targeted Return, which is payable monthly, is equal to (i) 14% multiplied by (ii) Advance Purchaser’s total invested capital. Total invested capital is generally equal to the sum of Advance Purchaser’s (i) equity in advances as of the beginning of the prior month, plus (ii) working capital (equal to a percentage of the equity as of the beginning of the prior month), plus (iii) equity and working capital contributed during the course of the prior month.

HLSS Holdings pays to Ocwen a “Seller Monthly Servicing Fee” equal to 12% of the related servicing fees collected each month under the applicable servicing agreements.

HLSS Holdings pays to Ocwen a “Performance Fee” each month equal to (i) the amount of the servicing fees collected each month under the servicing agreements subject to the Master Servicing Rights Purchase Agreement (net of the Seller Monthly Servicing Fee), minus (ii) the “Retained Servicing Fee” under each Sale Supplement (which is equal to a specified amount of servicing fee collections described in each Sale Supplement (a weighted-average (based on the various sale supplements) of approximately 0.175% of the unpaid principal balance of the mortgage loans serviced in connection with the Master Servicing Rights Purchase Agreement)), minus (iii) the product of (a) the Excess Servicing Advances and (b) the sum of 1-month LIBOR plus 2.75% per annum.

“Excess Servicing Advances” is defined as, for any calendar month, the amount, if any, by which the outstanding servicer advances with respect to the related servicing agreements as of the last day of such calendar month exceeds an amount equal to (a) the target ratio of servicing advances to unpaid principal balance of the related serviced mortgage loans for such calendar month multiplied by (b) the unpaid principal balance of the related serviced mortgage loans as of the last day of such calendar month.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

December 3, 2015

Term / Concept	Nationstar / Advance Purchaser	Ocwen / HLSS

The Targeted Return is calculated after taking into account (i) interest expense on the advance financings of Advance Purchaser and its subsidiaries, (ii) other expenses and fees of Advance Purchaser and its subsidiaries related to financing facilities, (iii) write-offs on account of any non-recoverable servicer advances, and (iv) any shortfall with respect to a prior month in the satisfaction of the Targeted Return.

The Performance Fee is calculated as follows. Pursuant to a Master Servicing Rights Purchase Agreement and related Sale Supplements, Net Collections is divided into two subsets: the “Retained Amount” and the “Surplus Amount.” If the amount necessary to achieve the Targeted Return is equal to or less than the Retained Amount, then 50% of the excess Retained Amount (if any) and 100% of the Surplus Amount is paid to Nationstar as the Performance Fee. If the amount necessary to achieve the Targeted Return is greater than the Retained Amount but less than Net Collections, then 100% of the excess Surplus Amount is paid to Nationstar as a Performance Fee.

The “Retained Amount” means, in respect of any month, the portion of the Net Collections for all sale supplements (net of the amounts necessary to pay the “Seller Monthly Servicing Fee” described above) equal to the “retained percentage” (either 0.12% per annum or 0.154% per annum, depending on the loan pool) of the aggregate unpaid principal balance of all mortgage loans subject to the applicable servicing agreements as of the first day of such calendar month.

The “Surplus Amount” is any amount of Net Collections for all sale supplements (net of the amounts necessary to pay the “Seller Monthly Servicing Fee” described above) in excess of the “Retained Amount”.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

December 3, 2015

Term / Concept	Nationstar / Advance Purchaser	Ocwen / HLSS
Term of the Arrangement	The duration of the related servicing agreements.

For the servicing agreements subject to any Sale Supplement, until the earlier of (i) the date that is eight (8) years after the related Sale Supplement closing date and (ii) April 30, 2020; provided, that if, as of the date that is six (6) years after the related Sale Supplement closing date, there then exists an uncured Termination Event with respect to any affected Servicing Agreement in this Sale Supplement that is due to a servicer rating downgrade to “Below Average” or lower by S&P or to “SQ4” or lower by Moody’s then the date which is six (6) years after the related Sale Supplement closing date.

Upon the expiration of the term described above, HLSS Holdings can cause the transfer of servicing to a third-party (without a requirement for Ocwen to continue to receive fees). Unless and until such a transfer, Ocwen receives the same fees as in effect prior to the expiration of the term described above.

Back-up Security Interest	Nationstar has granted Advance Purchaser a security interest in all of its right, title and interest with respect to the servicing agreements to secure the obligations under the Master Servicing Rights Purchase Agreement and the related documents. The excess servicing fees (including Nationstar’s rights in the retained portion of the excess servicing fees) are not subject to the collateral grant.	Ocwen has granted HLSS Holdings and HLSS MSR-EBO (as assignee of HLSS) a security interest in all of its right, title and interest with respect to the servicing agreements to secure the obligations under the Master Servicing Rights Purchase Agreement and the related documents.
Call Rights

Nationstar has sold and transferred to New Residential the right to cause Nationstar to exercise all clean-up call rights for a payment of 0.75% of the unpaid principal balance of the related mortgage loans. New Residential is required to pay all of Nationstar’s costs and expenses in connection with any exercise of any clean-up call rights.

Ocwen has sold and transferred to HLSS MSR-EBO on an exclusive and “as is” basis the right to all economic beneficial rights to Clean Up Call Rights (including the right to cause Ocwen to exercise the Clean Up Call Rights) for a payment of 0.50% of the unpaid principal balance of all related performing mortgage loans (mortgage loans that are current or thirty days or less delinquent). HLSS MSR-EBO is required to pay all of Ocwen’s costs and expenses in connection with any exercise of any Clean Up Call Rights.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

December 3, 2015

Term / Concept	Nationstar / Advance Purchaser	Ocwen / HLSS
Amendments to the Arrangements in Connection With the HLSS Acquisition	Not applicable.

At the time of the HLSS Acquisition, at Ocwen’s request (in order to obtain Ocwen’s consent to the HLSS Acquisition, which was required pursuant to the MLPSA), the following changes were made to the Ocwen/HLSS Holdings agreements:

•      the term during which Ocwen is, subject to the provisions of the amended Mortgage Servicing Rights Purchase Agreement, entitled to service the loans for which Rights to MSRs have been sold to HLSS Holdings (along with the associated economic benefits) was extended for two additional years or until April 30, 2020, whichever is earlier, which would depend on the sale date for the applicable Rights to MSRs;

•      a provision was added to provide that the parties will commence negotiating in good faith for an extension of the contract term and the servicing fees payable to Ocwen no later than six months prior to the end of the applicable term;

•      a provision was added providing for a general two year standstill (until April 6, 2017 and subject to certain conditions) on the rights of HLSS Holdings to replace Ocwen as named servicer;

•      a provision was added providing that Ocwen will exercise on behalf of HLSS Holdings, but only to the extent directed by HLSS Holdings, on an exclusive and “as is” basis, all economic beneficial rights to the clean-up call rights Ocwen is entitled to pursuant to the Servicing Agreements for a payment upon exercise of 0.50% of the unpaid principal balance of all performing mortgage loans (mortgage loans that are current or thirty days or less delinquent) associated with the applicable clean up-call; and

Ms. Jaime G. John

U.S. Securities and Exchange Commission

December 3, 2015

Term / Concept	Nationstar / Advance Purchaser	Ocwen / HLSS

•      a provision was added providing that in the event there is a downgrade of Ocwen’s S&P servicer rating below its rating of “Average,”[1] Ocwen must compensate HLSS Holdings for certain increased costs associated with its servicing advance financing facilities, including increased costs of funding, to the extent such costs are the direct result of such downgrade. The amendment provided that any such compensation, if required, shall not exceed $3.0 million for any calendar month or $36.0 million in the aggregate.

Financing Facilities

Four bilateral servicer advance financing facilities to finance the advances owned by Advance Purchaser and its subsidiaries that it has acquired from Nationstar.

The servicer advance financing facilities are commonly amended, restructured and replaced because the maturities of the notes issued under the servicer advance financing facilities are shorter than the period that the MSRPA will remain in effect and the servicing advances will remain outstanding. Advance Purchaser has restructured certain of the servicer advance financing facilities (i) to diversify funding sources and (ii) when possible, to take advantage of better financing terms.

The servicer advance financing facilities do not modify the amount of fees that are payable by Advance Purchaser to Nationstar but the terms of the servicer advance financing facility can affect the amount of collections that are necessary to be retained to achieve the Targeted Return described above and, accordingly, the amount of Performance Fee payable by Advance Purchaser to Nationstar.

Two bilateral servicer advance financing facilities and two “master trust” financing facilities to finance the advances owned by HLSS Holdings and its subsidiaries that it has acquired from Ocwen.

The servicer advance financing facilities are commonly amended, restructured and replaced because the maturities of the notes issued under the servicer advance financing facilities are shorter than the period that the MSRPA will remain in effect and the servicing advances will remain outstanding. HLSS Holdings has restructured certain of the servicer advance financing facilities (i) because of an event of default under the HSART master trust financing facility that occurred because of a servicer ratings downgrade, (ii) to diversify funding sources and (iii) when possible, to take advantage of better financing terms.

The servicer advance financing facilities do not modify the amount of fees that are payable by HLSS Holdings to Ocwen.

1 Ocwen’s residential mortgage servicer ratings were subsequently downgraded to “Below Average,” and Ocwen Loan Servicing, LLC is paying related amounts.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

December 3, 2015

Term / Concept	Nationstar / Advance Purchaser	Ocwen / HLSS
Intended or Anticipated Modifications to the Servicing Advance Agreements	None anticipated, other than periodic amendments to, restructurings of and replacements of servicer advancing financing facilities as described above.	None anticipated, other than periodic amendments to, restructurings of and replacements of servicer advancing financing facilities as described above.

Ms. Jaime G. John

U.S. Securities and Exchange Commission

December 3, 2015

Please contact the undersigned at (212) 798-6114 should you require further information or have any questions.

Very truly yours,

/s/ Jonathan R. Brown

Chief Accounting Officer

cc:     Mark Rakip, Staff Accountant, U.S. Securities and Exchange Commission